Exhibit 99.1

Fuwei Films Announces Its Unaudited Financial Results
for the Second Quarter of 2022

BEIJING, September 29, 2022 - Fuwei Films (Holdings) Co., Ltd. (Nasdaq: FFHL) (“Fuwei Films” or the “Company”), a manufacturer and distributor of high-quality BOPET plastic films in China, today announced its unaudited financial results for the second quarter of 2022 ended June 30, 2022.

Second quarter highlights

•	Net sales were RMB88.7 million (US$13.2 million)
•	Sales of specialty films were RMB64.9 million (US$9.7 million), or 73.1% of total revenues
•	Gross profit was RMB24.9 million (US$3.7 million), representing a gross profit margin of 28.1%
•	Net profit attributable to the Company was RMB13.7 million (US$2.0 million)

First Six Months 2022 Financial Highlights

•	Net sales were RMB191.9 million (US$28.6 million)
•	Sales of specialty films totaled RMB136.8 million (US$20.4 million), or 71.3% of total revenues
•	Overseas sales were RMB19.6 million (US$2.9 million), equivalent to 10.2% of total revenues
•	Our gross profit was RMB55.1 million (US$8.2 million), representing a gross profit margin of 28.7%
•	Net income attributable to the Company amounted to RMB30.8 million (US$4.6 million)

Mr. Lei Yan, Chairman and CEO of Fuwei Films, commented, “We saw positive overall sales trends, particularly in specialty films, such as a base film for dry film, which accounted for 73.1% of total revenue. The increase in base film sales demonstrates that our customers value the high quality of our products, and we believe it has helped the company's financial performance. At Fuwei Films, we prioritize innovation and utilize a distinct marketing approach while expanding future end-user markets for our film goods. Through these efforts, we anticipate that the Company will continue capitalizing on new opportunities despite difficult market and economic conditions.”

Second Quarter 2022 Results

Net sales during the second quarter ended June 30, 2022, were RMB88.7 million (US$13.2 million), compared to RMB100.6 million during the same period in 2021, representing a year-over-year decrease of RMB11.9 million, or 11.8% on an annual base. The average sales price decline contributed to a RMB3.6 million year-over-year decrease while lower sales volume represented a decline of RMB8.3 million.

Sales of specialty films in the second quarter of 2022 were RMB64.9 million (US$9.7 million), or 73.1% of total revenues, compared to RMB69.0 million, or 68.6% in the same period of 2021, representing a decrease of RMB4.1 million, or 5.9%. The decline in sales volume resulted in a reduction of RMB2.0 million, while a lower average sales price caused a decrease of RMB2.1 million.

The following is a breakdown of commodity and specialty film sales (amounts in thousands):

	Three-Month Period Ended June 30, 2022		% of Total	Three-Month Period Ended June 30, 2021	% of Total
	RMB	US$		RMB
Stamping and transferring film	15,594	2,328	17.6%	21,762	21.6%
Printing film	4,626	691	5.2%	5,232	5.2%
Metallization film	161	24	0.2%	1,090	1.1%
Specialty film	64,864	9,684	73.1%	68,979	68.6%
Base film for other applications	3,489	521	3.9%	3,519	3.5%

	88,734	13,248	100.0%	100,582	100.0%

Overseas sales totaled RMB9.4 million, or US$1.4 million, equivalent to10.6% of total revenues, compared with RMB13.4 million, or 13.3% of total revenues in the second quarter of 2021. Higher average sales price represented an increase of RMB0.6 million, while the sales volume decline resulted in a decrease of RMB4.6 million.

The following is a breakdown of PRC domestic and overseas sales (amounts in thousands):

	Three-Month Period Ended June 30, 2022		% of Total	Three-Month Period Ended June 30, 2021	% of Total
	RMB	US$		RMB
Sales in China	79,330	11,844	89.4%	87,205	86.7%
Sales in other countries	9,404	1,404	10.6%	13,377	13.3%

	88,734	13,248	100.0%	100,582	100.0%

Gross profit was RMB24.9 million (US$3.7 million) for the second quarter ended June 30, 2022, representing a gross profit margin of 28.1%, compared to a gross profit margin of 39.6% for the same period in 2021.

Operating expenses for the second quarter ended June 30, 2022, amounted to RMB14.1 million (US$2.1 million) compared to RMB14.0 million in the same 2021 period.

Net profit attributable to the Company during the second quarter ended June 30, 2022, totaled RMB13.7 million (US$2.0 million), while net profit attributable to the Company was RMB19.8 million during the same period in 2021.

Basic and diluted net profit per share was RMB4.20 (US$0.63) and RMB6.06 for the three-month period ended June 30, 2022, and 2021, respectively.

Total shareholders’ equity was RMB347.8 million, or US$51.9 million, as of June 30, 2022, compared with RMB317.0 million as of December 31, 2021.

As of June 30, 2022, the Company had 3,265,837 basic and diluted ordinary shares outstanding.

Financial Results for the Six Months Ended June 30, 2022

Net sales during the six-month period ended June 30, 2022, were RMB191.9 million (US$28.6 million), compared to RMB202.2 million in the same period in 2021, representing a 5.1% decrease, or RMB10.3 million. The average sales price decline represented a decrease of RMB3.7 million, while lower sales volume resulted in a decrease of RMB6.6 million.

In the six-month period ended June 30, 2022, sales of specialty films totaled RMB136.8 million (US$20.4 million), or 71.3% of our total revenues, compared to RMB133.9 million, or 66.2% in the same period of 2021. Specialty films sales rose RMB2.9 million, or 2.2%, compared to the same period in 2021. The increase in sales volume amounted to RMB4.9 million, while lower average sales price caused a decrease of RMB2.0 million.

The following is a breakdown of commodity and specialty film sales (amounts in thousands):

	Six-Month Period Ended June 30, 2022		% of Total	Six-Month Period Ended June 30, 2021	% of Total
	RMB	US$		RMB
Stamping and transferring film	37,705	5,630	19.7%	47,113	23.3%
Printing film	9,103	1,359	4.7%	10,714	5.3%
Metallization film	1,582	236	0.8%	2,733	1.4%
Specialty film	136,811	20,425	71.3%	133,941	66.2%
Base film for other applications	6,666	995	3.5%	7,705	3.8%

	191,867	28,645	100.0%	202,206	100.0%

Overseas sales during the six months ended June 30, 2022, were RMB19.6 million, or US$2.9 million, equivalent to 10.2% of total revenues, compared with RMB22.4 million, or 11.1% of total revenues in the same period in 2021. Overseas sales declined RMB2.8 million from the same 2021 period. Lower sales volume explained the RMB4.2 million decrease, while a higher average sales price contributed to an increase of RMB1.4 million.

The following is a breakdown of PRC domestic and overseas sales (amounts in thousands):

	Six-Month Period Ended June 30, 2022		% of Total	Six-Month Period Ended June 30, 2021	% of Total
	RMB	US$		RMB
Sales in China	172,252	25,717	89.8%	179,801	88.9%
Sales in other countries	19,615	2,928	10.2%	22,405	11.1%

	191,867	28,645	100.0%	202,206	100.0%

Our gross profit totaled RMB55.1 million (US$8.2 million) for the first six months ended June 30, 2022, representing a gross margin of 28.7%, compared to a gross margin of 40.7% for the same period in 2021, a 12% decrease in the period. Our average product sales prices fell 1.9% from the same period last year, while the average cost of goods sold rose 18.0% compared to last year, resulting in a decrease in our gross margin.

Operating expenses for the six months ended June 30, 2022, were RMB27.8 million (US$4.2 million), compared to RMB24.4 million in the same period in 2021, equal to RMB3.4 million, or 13.9% higher than the same period in 2021. This increase was mainly explained by higher expenses on R&D and welfare.

Net income attributable to the Company during the first half of 2022 was RMB30.8 million (US$4.6 million) compared to net income attributable to the Company of RMB51.2 million during the same period in 2021, a RMB20.4 million decrease from the same period in 2021 explained by the factors described above.

Cash, cash equivalent and restricted cash totaled RMB265.2million (US$39.6 million) as of June 30, 2022. Total shareholders’ equity was RMB347.8 million (US$51.9 million).

As of June 30, 2022, the Company had 3,265,837 basic and diluted total ordinary shares outstanding.

About Fuwei Films

Fuwei Films conducts its business through its wholly-owned subsidiary, Fuwei Films (Shandong) Co., Ltd. (“Shandong Fuwei”). Shandong Fuwei develops, manufactures, and distributes high-quality plastic films using the biaxial oriented stretch technique, otherwise known as BOPET film (biaxially oriented polyethylene terephthalate). Fuwei's BOPET film is widely used for packaging food, medicine, cosmetics, tobacco, and alcohol, as well as in the imaging, electronics, and magnetic products industries.

Safe Harbor

This press release contains information that constitutes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is subject to risks. Risk factors that could contribute to such differences include those matters more fully disclosed in the Company's reports filed with the U.S. Securities and Exchange Commission which, among other things, include negative impacts of the determination of the U.S. Securities and Exchange Commission that the Public Company Accounting Oversight Board (“PCAOB”) is currently unable to inspect our auditor in relation to their audit work and the potential that our ordinary shares will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act (“HFCAA”) in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or 2023 if proposed changes to the law are enacted, the significant oversupply of BOPET films resulting from the rapid growth of the Chinese BOPET industry capacity, changes in the international market and trade barriers, especially the uncertainty of the antidumping investigation and imposition of an anti-dumping duty on imports of the BOPET films originating from the People's Republic of China ("China") conducted by certain countries; uncertainty around coronavirus (COVID-19) outbreak and the effects of government and other measures seeking to contain its spread, potential delisting of our ordinary shares under the Holding Foreign Company Affordable Act if the US Public Company Accounting Oversight Board is unable to inspect our auditors located in China, uncertainty around U.S.-China trade war and its effect on the Company's operation, fluctuations of the RMB exchange rate, and our ability to obtain adequate financing for our planned capital expenditure requirements; uncertainty as to our ability to continuously develop new BOPET film products and keep up with changes in BOPET film technology; risks associated with possible defects and errors in our products; uncertainty as to our ability to protect and enforce our intellectual property rights; uncertainty as to our ability to attract and retain qualified executives and personnel; and uncertainty in acquiring raw materials on time and on acceptable terms, particularly in view of the volatility in the prices of petroleum products in recent years. The forward-looking information provided herein represents the Company's estimates as of the date of the press release, and subsequent events and developments may cause the Company's estimates to change. The Company specifically disclaims any obligation to update the forward-looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company's estimates of its future financial performance as of any date subsequent to the date of this press release. Actual results of our operations may differ materially from the information contained in the forward-looking statements as a result of the risk factors.

For more information, please contact:

In China:

Ms. Xiaoli Yu

Investor Relations Officer

Phone: +86-133-615-59266

Email: fuweiIR@fuweifilms.com

In the U.S.:

Lucia Domville

Investor Relations

Grayling

Phone: +1-646-824-2856

Email: lucia.domville@grayling.com

Financial Tables to Follow

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2022, AND DECEMBER 31, 2021

(amounts in thousands except share and per share value)

(Unaudited)

	June 30, 2022		December 31, 2021
	RMB	US$	RMB
ASSETS
Current assets
Cash and cash equivalents	245,728	36,686	250,608
Restricted cash	19,500	2,911	28,294
Accounts and bills receivable, net	25,337	3,783	29,225
Inventories	47,030	7,021	35,456
Advance to suppliers	17,645	2,634	7,933
Prepayments and other receivables	2,266	338	1,199
Deferred tax assets - current	1,152	172	1,144
Total current assets	358,658	53,545	353,859

Property, plant and equipment, net	101,712	15,185	106,928
Construction in progress	6,253	934	-
Lease prepayments, net	14,418	2,153	14,685
Deferred tax assets – non-current	156	23	227

Total assets	481,197	71,840	475,699

Current liabilities
Short-term borrowings	65,000	9,704	65,000
Accounts payables	22,368	3,339	22,616
Notes payable	37,470	5,594	50,126
Advance from customers	1,343	201	7,672
	5,429	811	11,479
Total current liabilities	131,610	19,649	156,893

Deferred tax liabilities	1,756	262	1,789

Total liabilities	133,366	19,911	158,682

Equity
Shareholders’ equity
Registered capital (of US$0.519008 par value; 135,000,000 shares authorized; 3,265,837 issued and outstanding)	13,323	1,989	13,323
Additional paid-in capital	311,907	46,566	311,907
Statutory reserve	37,441	5,590	37,441
Retained earnings	(15,680)	(2,341)	(46,494)
Cumulative translation adjustment	840	125	840
Total shareholders’ equity	347,831	51,929	317,017
Total equity	347,831	51,929	317,017
Total liabilities and equity	481,197	71,840	475,699

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

FOR THE THREE- AND SIX-MONTH PERIODS ENDED JUNE 30, 2022, AND 2021

(amounts in thousands except share and per share value)

(Unaudited)

	The Three-Month Period Ended June 30,			The Six-Month Period Ended June 30,
	2022		2021	2022		2021
	RMB	US$	RMB	RMB	US$	RMB
Net sales	88,734	13,248	100,582	191,867	28,645	202,206
Cost of sales	63,832	9,530	60,728	136,795	20,423	119,902

Gross profit	24,902	3,718	39,854	55,072	8,222	82,304

Operating expenses
Selling expenses	5,237	782	4,944	10,378	1,549	9,058
Administrative expenses	8,856	1,322	9,014	17,431	2,602	15,369
Total operating expenses	14,093	2,104	13,958	27,809	4,151	24,427

Operating income	10,809	1,614	25,896	27,263	4,071	57,877

Other income (expense)
- Interest income	2,016	301	1,368	3,877	579	2,225
- Interest expense	(1,080)	(161)	(1,378)	(2,138)	(319)	(2,953)
- Other incomes (expense), net	1,973	295	(344)	1,842	275	(222)
Total other income (expense)	2,909	435	(354)	3,581	535	(950)

Income before provision for income taxes	13,718	2,049	25,542	30,844	4,606	56,927
Income tax expense	(12)	(2)	(5,736)	(30)	(4)	(5,755)

Net income	13,706	2,047	19,806	30,814	4,602	51,172

Net income (loss) attributable to non-controlling interests	-	-	-	-	-	-
Net income (loss) attributable to the Company	13,706	2,047	19,806	30,814	4,602	51,172
Other comprehensive income (loss)
- Foreign currency translation adjustments attributable to non-controlling interest	-	-	-	-	-	-
- Foreign currency translation adjustments attributable to the Company	-	-	-	-	-	-

Comprehensive loss attributable to non-controlling interest	-	-	-	-	-	-
Comprehensive income attributable to the Company	13,706	2,047	19,806	30,814	4,602	51,172

Earnings per share, Basic and diluted	4.20	0.63	6.06	9.44	1.41	15.67
Weighted average number of ordinary shares, Basic and diluted	3,265,837	3,265,837	3,265,837	3,265,837	3,265,837	3,265,837

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2022, AND 2021

(amounts in thousands except share and per share value)

(Unaudited)

	The Six-Month Period Ended June 30,
	2022		2021
	RMB	US$	RMB
Cash flow from operating activities
Net income	30,814	4,602	51,172
Adjustments to reconcile net loss to net cash used in operating activities

- Depreciation of property, plant and equipment	6,646	992	6,109
- Amortization of intangible assets	267	40	266
- Deferred income taxes	30	4	5,755
- Bad debt recovery	53	8	338
-Inventory provision	-	-	(497)
Changes in operating assets and liabilities
- Accounts and bills receivable	3,836	573	(12,667)
- Inventories	(11,575)	(1,728)	1,456
- Advance to suppliers	(9,712)	(1,450)	(2,102)
- Prepaid expenses and other current assets	(1,067)	(159)	(52)
- Accounts payable	(248)	(37)	(3,967)
- Accrued expenses and other payables	(5,976)	(893)	(21,118)
- Advance from customers	(6,328)	(945)	(6,389)
- Tax payable	(76)	(11)	1,682

Net cash provided by (used in) operating activities	6,664	996	19,986

Cash flow from investing activities
Purchases of property, plant and equipment	(1,429)	(213)	(730)
Proceeds from sale of property, plant and equipment	-	-	122,919
Advanced to suppliers - non-current	-	-	1,542
Amount change in construction in progress	(6,253)	(934)	-

Net cash provided by (used in) investing activities	(7,682)	(1,147)	123,731

Cash flow from financing activities
Principal payments of bank loans	-	-	-
Proceeds from (payment to) short-term bank loans	-	-	-
Proceeds from (payment to) related party	-	-	(73,571)
Change in notes payable	(12,656)	(1,889)	(15,000)

Net cash (used in) provided by financing activities	(12,656)	(1,889)	(88,571)

Effect of foreign exchange rate changes	-	(2,129)	-

Net increase in cash and cash equivalent	(13,674)	(4,169)	55,146

Cash and cash equivalent
At beginning of the period	278,902	43,766	120,923
At end of the period	265,228	39,597	176,069

SUPPLEMENTARY DISCLOSURE:
Interest paid	2,138	319	2,953

SUPPLEMENTARY SCHEDULE OF NONCASH INVESTING AND FINANCIAL ACTIVITIES:
Account payable for plant and equipment:	1,010	151	1,010